

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2013

Via E-mail
M. Scot Wingo
Chief Executive Officer
ChannelAdvisor Corporation
2701 Aerial Center Parkway
Morrisville, NC 27560

> **Re:** **ChannelAdvisor Corporation**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 19, 2012**
> **CIK No. 0001169652**

Dear Mr. Wingo:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the

material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please provide us with copies of any artwork or graphics that you intend to include in your prospectus.

Prospectus Summary

Company Overview, page 1

4.   Please provide us with support for your claim that you "are a leading provider of software-as-services" in the first sentence of the first paragraph. Similarly, provide support for your statement in the third-to-last sentence of the first paragraph that your "platform delivers industry-leading breadth, scalability and flexibility" and on page 4 that you are a "leading provider of solutions."

5.   In the fourth paragraph you disclose that your product enables your customers to "integrate, manage and optimize" sales across online channels. Please clarify in the second sentence of the first paragraph in this section how this "connects" them with marketplaces such as eBay, Amazon, Google, and similar websites that are a source of demand for products.

6.   Please disclose the criteria that you used in naming the customers in the second paragraph.

Industry Background, page 2

7.   Regarding the industry data you cite in your prospectus by Forrester Research, Inc., Gartner Inc., ZenithOptimedia, and International Data Corporation, tell us whether this data reflects the most recent available information and whether any of those reports or surveys were prepared for your company or for the offering. Also, provide us with supplemental copies of the reports and surveys that you cite and from which the data in the prospectus is extracted. To expedite our review, please clearly mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

The Offering, page 6

8.   We note that you plan to effect a reverse stock split prior to the completion of the offering. Please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the reverse stock split. We refer you to SAB Topic 4C.

Summary Consolidated Financial Data, page 8

9.   It appears based on your disclosure on page 31 that you will use a portion of the proceeds to repay the outstanding balance under your debt facilities. Once you determine the amount of debt to be repaid, please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Risk Factors, page 12

10.   Please consider expanding your risk factor headings to provide a more descriptive disclosure of the risk that follows. For example and without limitation, we note the second risk factor heading on page 13 and the first two risk factor headings on page 16 and on page 19.

We rely on two non-redundant data centers…, page 14

11.   You disclose your reliance on two data center facilities. Please file the agreements you mention in this risk factor or tell us why you do not believe that they are required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

We will have broad discretion in the use of proceeds…, page 27

12.   You disclose in this risk factor that you expect to use some of the net proceeds to repay indebtedness. This is inconsistent with your disclosure elsewhere in your document, such as on pages 6 and 31. Please reconcile.

Use of Proceeds, page 31

13.   If you intend to use proceeds to repay indebtedness as noted in your risk factor on page 27, please provide the disclosure required by Item 504 Instruction 4 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

General

14.   We note your disclosure that operating results are influenced by seasonal patterns in consumer spending, with revenues increasing in the fourth quarter due to your customers realizing a significant portion of their sales during the holidays. Please consider including a discussion on the effects of any December 2012 slowdowns in sales growth

rates by customers selling on your primary e-commerce channels such as Amazon, eBay, and Google.

Overview, page 39

15.   Please consider providing a discussion of the material challenges and risks on which you are most focused and the actions that you are taking to address these matters. Refer to Release 33-8350.

Key Financial and Operating Performance Metrics, page 40

16.   In your Prospectus Summary, you often refer to gross merchandise value and stock-keeping units as indicators of your performance. Please expand the disclosure in this section to provide a relevant discussion of these indicators in assessing your business or tell us why you do not believe that they are material to investors.

Number of Core Customers, page 41

17.   Please tell us whether customers can subscribe to both core and non-core products from your legacy acquisitions and if so how they are counted for purposes of determining the number of core customers.

Results of Operations

Comparison of Nine Months Ended September 30, 2011 and 2012, page 45

18.   Please disclose in the first paragraph on page 46 the reason for the increase in average revenue per core customer. We note, for example, that on page 47 you attribute the increase in average revenue per core customer to an increase in the amount of GMV.

Comparison of Years Ended December 31, 2010 and 2011, page 47

19.   You disclose in the first paragraph of this and the following section that the increase in average revenue per customer was driven in part by an increase in the amount of GMV. Please revise to disclose the other material reasons for the increase. Also, to the extent that your increase in revenues was offset by a decrease in your non-core revenue, please disclose.

Liquidity and Capital Resources

Sources of Liquidity, page 52

20.   Refer to the second sentence of the fifth paragraph. On page F-20 you state that you are in compliance with all covenants. Please tell us why in the section you qualify that statement with your belief and disclose the reason for such qualification.

Operating and Capital Expenditure Requirements, page 55

21.   We note from your disclosure that you believe that the proceeds from this offering together with your existing cash balances will be sufficient to meet your cash requirements for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Critical Accounting Policies and Significant Judgments and Estimates, page 56

22.   Please tell us why you do not consider the Company's accounting for the evaluation and impairment of goodwill to be a critical accounting policy. See Section V of SEC Release 33-8350.

Stock-Based Compensation, page 57

23.   Please consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

24.   We note your discussion on page 59 regarding the guideline companies used in the market approach. Please confirm that the same set of comparable companies is used in all of your various valuation estimates and update your disclosure accordingly. For example, we note your disclosure on page 57 that your expected volatility for stock-based awards is derived from the historical volatility of publicly traded comparable companies. Also, describe any changes to the set of comparable companies used in your valuations and explain the reasons for such changes.

25.   Please revise to disclose the specific factors that contributed to the increase in the estimated fair value of your common stock between each valuation period. Your disclosures should clarify the extent to which the increase is attributable to increases in

projected revenue or earnings, changes in the valuation multiples of your comparable companies, significant intervening events within the company or changes in other assumptions or valuation methodologies.

26.   Please tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

27.   When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

28.   Please continue to provide us with updates to the requested information and provide updated disclosure for all equity related transactions subsequent to this request through the effective date of the registration statement.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity, page 64

29.   We note your current disclosures regarding interest rate risk. Please tell us how your disclosures meet the requirements of one of the quantitative disclosure alternatives described in Item 305(a) of Regulation S-K.

Business, page 66

30.   Some of the data that you mention in this section and in other parts of your document is from 2011. For example, you refer to the Internet Retailer Top 500 based on 2011 sales and the GMV for your customers for 2011. You also refer to data that is based on the date of your most current financial statements. Please note that you should update all data based on your most current financials when you update your financial statements. In addition, with regard to other data that you refer to from 2011, tell us when updated data will be available and whether you intend to update your document accordingly.

31.   Please provide a general description of the development of your business during the past five years. Refer to Item 101(a) of Regulation S-K.

Our Competitive Strengths, page 71

32.   In an appropriate place in the Business section, please describe how the shared-success pricing model that you mention in the second bullet point in this section is structured. If material, your disclosure should include whether the percentage that you receive is fixed or varies based on the amount of GMV a specific customer processes.

Case Studies, page 76

33.   Please balance the claims made in this section by revising your disclosure to include the objective quantitative basis on which you based the conclusion that:
- Dell improved its advertising effectiveness and return on investment;
- the amount sold by ReCellular increased significantly;
- Barrats tripled its sales on eBay and doubled its sales on Amazon; and
- Newegg significantly increased its registered seller base.

Government Regulation, page 79

34.   Please tell us where in this section you describe the regulation of encryption technology that you mention in the first full risk factor on page 20 or expand your disclosure in this section accordingly.

Credit Card Protections, page 81

35.   You disclose that you are not fully compliant with PCI DSS. To the extent that you expect your lack of compliance to have a material impact on your revenues, please add an appropriate risk factor and discussion in your Management's Discussion and Analysis.

Executive Compensation

Grants of Plan-Based Awards During 2011, page 91

36.   We note that you did not include columns for your Equity Incentive Plan Awards. Please advise or revise in light of your 2001 Stock Plan and note that if you choose to disclose this table you must present complete information as required by Item 402(d) of Regulation S-K.

Outstanding Equity Awards at End of 2011, page 92

37.   When updating the table in this section, please remove expired options. In this regard, we note the expired options you include for Mr. Alridge.

Certain Relationships and Related Party Transactions

Related Person Transaction Policy, page 99

38.   Please disclose whether your policies will be in writing and if not, how they will be evidenced. Refer to Item 404(b)(1)(iv) of Regulation S-K.

Principal Stockholders, page 101

39.   Refer to footnote (2). Please note that you should disclose the natural persons that share
       voting and dispositive power over the shares held by the entities in your table. Therefore,
       please clarify how the entities NEA 12, NEA Partners 12, and NEA 12 LLC share voting
       and dispositive powers with regard to the shares held by NEA 12 that are in addition to
       the voting and dispositive powers of the Managers.

40.   In footnotes (2) and (3) you disclaim beneficial ownership of shares in the table.
       Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership disclosure
       pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3. Rule
       13d-3 states that beneficial ownership is based on voting and/or investment power, not
       pecuniary interest. Thus, because shareholders have the power to direct the voting or
       disposition of the shares, they are beneficial owners even if they do not receive the
       economic benefit of the securities. Please revise.
.
Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

41.   We note that accrued expenses are approximately 22% of total current liabilities at
       December 31, 2010 and 2011. If applicable, please revise to state separately on the face
       of the balance sheet or in the notes to the financial statements, any item in excess of 5%
       of total current liabilities. See 5-02 (20) of Regulation S-X. Similar concerns apply to
       your balance sheet as of September 30, 2012.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-10

42.   Please tell us whether implementation services are provided with your self-service
       arrangements. If implementation services are provided, please tell us whether you
       account for these arrangements as a single unit of accounting and tell us how and when
       revenue is recognized. In this regard, please differentiate your accounting for self-service
       and managed-service arrangements.

43.   We note your disclosure that you provide professional services that are sold separately
       from your subscription arrangements. Please tell us and revise to disclose the nature of
       these services.

Goodwill, page F-14

44.   We note your discussion of non-core revenue on page 40 and that non-core revenue represents revenue from two legacy acquisitions. As you appear to differentiate and analyze revenue between core and non-core please tell us whether you consider these to be components or operating segments. If so, please tell us how you concluded that they could be aggregated and deemed a single reporting unit. Please refer to ASC 350-20-35-33 through 35-46.

45.   We note your disclosure that as a result of your annual goodwill impairment test performed as of December 31, 2011, you determined that goodwill was not impaired. Please tell us the percentage by which fair value of your reporting unit exceeded its carrying value. To the extent that your reporting unit's estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please revise to disclose the following in your critical accounting policies in your MD&A:

   - The percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   - A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   If your reporting unit is not at risk of failing step one, please revise to disclose this fact.

7. Income Taxes, page F-20

46.   Please tell us what consideration you gave to Rule 4-08(h)(1) of Regulation S-X which requires you to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign.

47.   We note your disclosure on page F-21 which indicates that you have not provided deferred taxes on undistributed earnings of foreign subsidiaries as they are indefinitely reinvested. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be "reinvested" as of December 31, 2011 and tell us what consideration you gave to providing this quantitative disclosure in your filing. Also, please tell us how you considered disclosing the amount of the unrecognized deferred tax liability or include a statement that such determination is not practicable. Refer to FASB ASC 740-30-50-2.

48.   We note your disclosure that you are no longer subject to U.S. federal, state and local tax examinations for years prior to 2008. Please revise to disclose the tax years that remain subject to examination by foreign tax jurisdictions. See ASC 740-10-50-15(e).

15. Subsequent Events, page F-30

49.   Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. See ASC 855-10-50-1.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
       Brian F. Leaf, Esq.
       Cooley LLP